Filed by Templeton Funds, Inc. on behalf of
                            Templeton Foreign Fund Pursuant to Rule 425
                            under the Securities Act of 1933
                            Subject Company: Templeton Global Investment Trust, on behalf of Templeton International (Ex EM) Fund File No. 333-141000

[GRAPHIC OMITTED]
                                  TEMPLETON INTERNATIONAL (EX EM) FUND,
                                  A SERIES OF TEMPLETON GLOBAL INVESTMENT TRUST 500 East Broward Boulevard, Suite 2100
                                  Fort Lauderdale, FL  33394-3091

------------------------------------------------------------------------------

                                             March 20, 2007

     RE: SHAREHOLDERS' MEETING - TEMPLETON INTERNATIONAL (EX EM) FUND


Dear Shareholder:

According to our latest records, we have not received your vote on the proposal detailed in the proxy materials for the Special Meeting of Shareholders of Templeton International (Ex EM) Fund (the "Fund"), to be held on Monday, March 26, 2007. Your vote is extremely important, regardless of the number of Fund shares that you own. Again, we ask for your vote, since it will help ensure sufficient participation to hold the meeting as planned and avoid the possibility of a delay.

Please vote today. By acting now, you will also help to save the Fund the expense of additional solicitations. After careful review, the Board of Trustees of Templeton Global Investment Trust, on behalf of the Fund, has recommended a vote "FOR" the proposal detailed in your prospectus/proxy statement.

Voting is easy:

     o By phone please call 1-800-823-9047 between 9:00 a.m. and 11:00 p.m., EDT. The Altman Group has been engaged by the Fund to assist in the solicitation of proxies.

     o By internet, go to WWW.VOTE.PROXY-DIRECT.COM and follow the on-screen instructions.

     o By fax, please complete the enclosed proxy card and fax it to us toll-free at 1-888-796-9932.

     o By mail, please complete the enclosed proxy card and return it in the postage-paid envelope provided for this purpose.

If you have any questions, please contact a representative of The Altman Group at 1-800-823-9047. Thank you for your cooperation.

TEMPLETON INTERNATIONAL (EX EM) FUND'S SHAREHOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED BY TEMPLETON FOREIGN FUND, A SERIES OF TEMPLETON FUNDS, INC., ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING TEMPLETON FOREIGN FUND AT 1-800-DIALBEN (1-800-342-5236).




PAGE


                                   Filed by Templeton Funds, Inc. on behalf of Templeton Foreign Fund Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Templeton Global Investment Trust, on behalf of Templeton International (Ex EM) Fund
                                                            File No. 333-141000



[GRAPHIC OMITTED][GRAPHIC OMITTED]
                                  TEMPLETON INTERNATIONAL (EX EM) FUND,
                                  A SERIES OF TEMPLETON GLOBAL INVESTMENT TRUST 500 East Broward Boulevard, Suite 2100
                                  Fort Lauderdale, FL  33394-3091
-------------------------------------------------------------------------------

                                               March 20, 2007


     RE: SHAREHOLDERS' MEETING - TEMPLETON INTERNATIONAL (EX EM) FUND

Dear Shareholder:

According to the tabulations provided to us by ADP, we have not received your vote on the proposal detailed in the proxy materials for the Special Meeting of Shareholders of Templeton International (Ex EM) Fund (the "Fund"), to be held on Monday, March 26, 2007. Your vote is extremely important, regardless of the number of Fund shares that you own. Again, we ask for your vote, since it will help ensure sufficient participation to hold the meeting as planned and avoid the possibility of a delay.

Please vote today. By acting now, you will also help to save the Fund the expense of additional solicitations. After careful review, the Board of Trustees of Templeton Global Investment Trust, on behalf of the Fund, has recommended a vote "FOR" the proposal detailed in your prospectus/proxy statement.

Voting is easy:

     o By touch-tone phone at 1-800-454-868 (ADP's toll-free proxy voting number).

     o By internet, go to WWW.VOTE.PROXY-DIRECT.COM (ADP's electronic Proxy Voting Service) and follow the on-screen instructions.

     o By mail, please complete the enclosed vote instruction form and return it in the postage-paid envelope provided for this purpose.

If you have any questions, please contact a representative of The Altman Group at 1-800-823-9047. Thank you for your cooperation.

TEMPLETON (EX EM) INTERNATIONAL FUND'S SHAREHOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED BY TEMPLETON FOREIGN FUND, A SERIES OF TEMPLETON FUNDS, INC., ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING TEMPLETON FOREIGN FUND AT 1-800-DIAL BEN (1-800-342-5236).

OBO


PAGE


                            Filed by Templeton Funds, Inc. on behalf of Templeton Foreign Fund Pursuant to Rule 425 under the Securities Act of 1933
                            Subject Company: Templeton Global Investment Trust, on behalf of Templeton International (Ex EM) Fund File No. 333-141000

[GRAPHIC OMITTED]
                                  TEMPLETON INTERNATIONAL (EX EM) FUND,
                                  A SERIES OF TEMPLETON GLOBAL INVESTMENT TRUST 500 East Broward Boulevard, Suite 2100
                                  Fort Lauderdale, FL 33394-3091
-------------------------------------------------------------------------------


                                            March 20, 2007


     RE: SHAREHOLDERS' MEETING - TEMPLETON INTERNATIONAL (EX EM) FUND

Dear Shareholder:

According to our latest records, we have not received your vote on the proposal detailed in the proxy materials for the Special Meeting of Shareholders of Templeton International (Ex EM) Fund (the "Fund"), to be held on Monday, March 26, 2007. Your vote is extremely important, regardless of the number of fund shares that you own. Again, we ask for your vote, since it will help ensure sufficient participation to hold the meeting as planned and avoid the possibility of a delay.

Please vote today. By acting now, you will also help to save the fund the expense of additional solicitations. After careful review, the Board of Trustees of Templeton Global Investment Trust, on behalf of the fund, has recommended a vote "FOR" the proposal detailed in your prospectus/proxy statement.

Voting is easy:

     o By phone, please call 1-800-823-9047 between 9:00 a.m. and 11:00 p.m., EDT. The Altman Group has been engaged by the Fund to assist in the solicitation of proxies.

     o By internet, go to WWW.PROXYVOTE.COM (ADP's electronic Proxy Voting Service) and follow the on-screen instructions.

     o By mail, please complete the enclosed vote instruction form and return it in the postage-paid envelope provided for this purpose.

If you have any questions, please contact a representative of The Altman Group at 1-800-823-9047. Thank you for your cooperation.

TEMPLETON (EX EM) INTERNATIONAL FUND'S SHAREHOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED BY TEMPLETON FOREIGN FUND, A SERIES OF TEMPLETON FUNDS, INC., ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING TEMPLETON FOREIGN FUND AT 1-800-DIALBEN (1-800-342-5236).


NOBO